[redacted]

12012220

KW 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 28 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riedl First Securities Company of Kansas

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1841 North Rock Road Court, Suite 400
(No. and Street)

Wichita (City) Kansas (State) 67206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald D Riedl 316-265-9341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver Martin & Samyn, L.L.C
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300 (Address) Kansas City (City) Missouri (State) 64111 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

OATH OR AFFIRMATION

I, Gerald D Riedl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riedl First Securities Company of Kansas, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROSEMARY KIRKLAND
Notary Public • State of Kansas
My Appt. Exp. 5-31-13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Riedl First Securities Company of Kansas

Financial Statements

December 31, 2011

WEAVER MARTIN & SAMYN
CERTIFIED PUBLIC ACCOUNTANTS

Riedl First Securities Company of Kansas

Financial Statements

December 31, 2011

Riedl First Securities Company of Kansas

Table of Contents

December 31, 2011

WEAVER MARTIN & SAMYN

Board of Directors
Riedl First Securities Company of Kansas
Wichita, Kansas

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Riedl First Securities Company of Kansas (the Company) as of December 31, 2011 and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riedl First Securities Company of Kansas as of December 31, 2011 and the results of its operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver Martin & Samyn

Weaver Martin & Samyn, LLC
Kansas City, Missouri
February 22, 2012

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Riedl First Securities Company of Kansas
Statement of Financial Condition
December 31, 2011

Assets		
Current assets:		
Cash and cash equivalents	$	7,416
Commissions receivable		165,970
Other receivables		477,276
Prepaid income taxes		12,248
Securities owned, trading accounts, at market:		
Municipal bonds		769,798
Corporate bonds		51,345
US government bonds		188,346
Other		1,864
Total current assets		1,674,263
Property and equipment, net of accumulated depreciation of $86,167		73,285
	$	1,747,548
Liabilities & Shareholders' Equity		
Current liabilities:		
Accounts payable	$	11,788
Due to clearing organization		1,017,370
Accrued payroll and payroll taxes		121,877
Total current liabilities		1,151,035
Commitments:		
Shareholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 87,000 issued and outstanding		87,000
Additional paid-in capital		43,621
Retained earnings		465,892
Total shareholder's equity		596,513
	$	1,747,548

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Operations and Retained Earnings
For the Year Ended December 31, 2011

Revenues:		
Commissions income	$	1,930,320
Trading income		18,563
Interest and dividend income		137,000
		2,085,883
Expenses:		
Advertising		16,356
Clearing charges		265,061
Computer services		16,078
Contract labor		2,754
Depreciation		5,238
Employee benefits		4,000
Insurance - group		4,949
Insurance - general		26,275
Janitorial		5,039
Legal & accounting		14,535
License and fees		75,367
Meals & Entertainment		7,965
Payroll		1,416,479
Postage		12,770
Printing		11,349
Rent		57,892
Repairs		1,034
Supplies - Office		16,563
Taxes - payroll		54,726
Telephone		7,770
Travel		758
Utilities		4,657
Other general and administrative		5,385
		2,033,000
Income from operations		52,883
Other income and expense:		
Interest expense		(24,027)
Income before income tax		28,856
Provision for income tax expense		7,448
Net income	$	36,304
Retained earnings - December 31, 2010	$	429,588
Dividends paid		-
Net income		36,304
Retained earnings - December 31, 2011	$	465,892

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement Of Cash Flows
For the Year Ended December 31, 2011

Operating activities:		
Net income	$	36,304
Adjustments to reconcile net loss to cash flows used in operating activities:		
Depreciation		5,238
Change in assets and liabilities-		
Commissions receivable		35,217
Other receivable		(22,322)
Securities owned, trading accounts, at market:		498,448
Prepaid income taxes		752
Accounts payable		(4,602)
Due to clearing organization		(505,287)
Accrued income taxes		(9,200)
Accrued payroll and payroll taxes		(3,782)
Cash provided by operating activities		30,766
Investing activities:		
Purchase of equipment		(27,353)
Cash used in investing activities		(27,353)
Financing activities:		
Dividends paid		-
Cash used in investing activities		-
Increase in cash		3,413
Cash, December 31, 2010		4,003
Cash, December 31, 2011	$	7,416
Supplemental cash flow information:		
Interest paid	$	24,027
Income taxes paid	$	-

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2011

There were no liabilities subordinated to the claims of creditors at the beginning of, end of or at any time during the year ended December 31, 2011.

See notes to financial statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business:
Riedl First Securities Company of Kansas (the "Company") is a securities broker-dealer which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of the customer funds and securities with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In accordance with the regulations of The Securities and Exchange Act of 1934, the Company is registered with the Securities and Exchange Commission (SEC). The Company is also registered with and is a member of the Financial Industry Regulatory Authority (FINRA). This is a self regulating body formed by the industry to protect its members and the investing public. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a non-profit membership corporation that protects customers of broker-dealers registered with the SEC.

Securities Transactions and Commissions:
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are recorded on a settlement date basis with related commission income and expense reported on a settlement date basis.

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial

statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Property and Equipment:
Property and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective asset are charged against earnings in the period in which they are incurred. Depreciation is calculated on straight-line methods using estimated useful lives of three to thirty-nine years.

Long-lived Assets:
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of December 31, 2011, there had been no impairment in the carrying value of long-lived assets.

Income Taxes
The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25"). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash Equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be a cash equivalent.

Financial Instruments:
The carrying value of the Company's balance sheet accounts approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

2. **Commitments**

At December 31, 2011, the Company had not entered into any purchase or sales commitments.

The Company's office space lease expired in November of 2009. The Company was renting on a month-to-month basis through August of 2010 when it signed a new lease that runs from September 1, 2010 to August 31, 2017. Future minimum lease commitments under this lease are $58,492 for each of the years from 2012 to 2016 and $38,995 in 2017. Rent expense for the year ended December 31, 2011 was $57,892.

The Company has sublet some of its office space to a related party for $600 per year starting on September 1, 2010. The sublease ends on August 31, 2017.

3. **Net Capital Requirements and SIPC Assessment**

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital requirement is $100,000. At December 31, 2011, the Company had net capital of $339,813 and a net capital ratio of 0.3039 to 1.

4. **Fair Value Measurements**

The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are

observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Fair Value
Cash	$ 7,416	$ -	$ -	$ 7,416
Commissions receivable	-	165,970	-	165,970
Other receivable	-	477,276	-	477,276
Securities owned	-	1,011,353	-	1,011,353
Accrued expenses	-	133,665	-	133,665
Due to clearing org.	-	1,017,370	-	1,017,370

5. **Income Taxes**

As of December 31, 2011, the Company has a federal net operating loss carryforward of $43,158. The Company has paid in estimates of $10,000 to the federal government and $2,248 to the State of Kansas for future tax liabilities. For the year ended December 31, 2011, the provision for income tax was $7,448.

6. **Off-Balance Sheet Risk**

The Company's commission revenue results from customer transactions introduced solely through its clearing organization. The clearing organization assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing organization.

7. **Subsequent Events**

The Company has evaluated all subsequent events through February 22, 2012, the date the financial statements were issued, and has no events to disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Riedl First Securities Company of Kansas
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Net Capital:		
Total shareholder's equity	$	596,513
Ownership equity not allowable for net capital:		
Prepaid income taxes		12,248
Office furniture and equipment, net		73,285
Net capital before haircuts on investments		510,980
Haircuts on investments		71,167
Net capital	$	439,813
Aggregate indebtedness	$	133,665
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital	$	339,813
Ratio : aggregate indebtedness to net capital		0.3039 to 1

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation of the company's computation of net capital as reported was prepared to show that no material differences exist between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Riedl First Securities Company of Kansas
Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

WEAVER MARTIN & SAMYN

Report of Independent Registered Public Accounting Firm on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors
Riedl First Securities Company of Kansas
Wichita, Kansas

In planning and performing our audit of the financial statements of Riedl First Securities Company of Kansas (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver Martin & Samyn

Weaver Martin & Samyn LLC
Kansas City, Missouri
February 22, 2012

Riedl First Securities Company of Kansas

Statement of Assessment and Payments to the SIPC

For the Year Ended December 31, 2011

WEAVER MARTIN & SAMYN
CERTIFIED PUBLIC ACCOUNTANTS

Riedl First Securities Company of Kansas

Statement of Assessment and Payments to the SIPC

For the Year Ended December 31, 2011

WEAVER MARTIN & SAMYN

Board of Directors
Riedl First Securities Company of Kansas
Wichita, Kansas

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Riedl First Securities Company of Kansas and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver Martin & Samyn

Weaver Martin & Samyn, LLC
Kansas City, Missouri
February 22, 2012

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Riedl First Securities Company of Kansas
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2011

Total Revenue			
January to June 2011	1,057,011		
July to December 2011	1,028,870		
			2,085,881.00
Direct Expenses			
January to June 2011	168,805		
July to December 2011	126,044		
		294,849.00	
Interest Expense			
January to June 2011	-		
July to December 2011	24,027		
		24,027.00	
Total Deductions			318,876.00
SIPC Net Operating Revenues			1,767,005.00
General Assessment @ .0025			4,417.51
Total due for the year ended December 31, 2011			$ 4,417.51
Overpayment carriedforward from prior year			627.00
7/29/11 Payment to SIPC			2,221.00
2/10/12 Payment to SIPC			1,636.00
Total paid for the year ended December 31, 2011			$ 4,484.00